MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

07024262

4 June 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 31st of May 2007, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

PROCESSED
JUN 1 2 2007
THOMSON
FINANCIAL

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
   MyTravel Group plc

2. **Reason for the notification** (place an X inside the appropriate bracket/s)
   An acquisition or disposal of voting rights: (x)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

   An event changing the breakdown of voting rights: (   )

   Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation:**
   Michael Beckett (Chairman of MyTravel Group plc and proxy holder)

4. **Full name of shareholder(s)** (if different from 3.) :
   Shareholders appointing Michael Beckett as proxy

5. **Date of the transaction (and date on which the threshold is crossed or reached if different):**
   29 May 2007

6. **Date on which issuer notified:**
   30 May 2007

7. **Threshold(s) that is/are crossed or reached:**
   68%

8. **Notified details:**

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB00B06BLB41	3%	3%

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB00B06BLB41	315,514,738	315,514,738		68%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
315,514,738	68%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder:

Michael Beckett (Chairman of MyTravel Group plc)

11. Number of voting rights proxy holder will cease to hold:
315,514,738

12. Date on which proxy holder will cease to hold voting rights:

The voting rights were held by Michael Beckett (Chairman of MyTravel Group plc) pursuant to proxies received for the purposes of a Court Meeting convened pursuant to an order of the High Court of Justice dated 23 April 2007 and held on 29 May 2007. The proxies expired and the voting rights lapsed immediately upon the conclusion of the Court Meeting.

13. Additional information:

When the proxies expired 100% of voting rights returned to the shareholders who appointed Michael Beckett as their proxy.

14. Contact name:
Greg McMahon
Group Company Secretary

15. Contact telephone number:
+44 (0)1706 74 6140

Name and signature of authorised company official responsible for making this notification:
Alison Charnock, Assistant Head of Litigation, Employment & Benefits

Date of notification – 31 May 2007

END